Exhibit 99.2

CHINA YUCHAI INTERNATIONAL LIMITED

UNAUDITED CONSOLIDATED INCOME STATEMENTS

For the first half – years ended June 30, 2023 and 2022

(RMB and US$ amounts expressed in thousands)

	June 30, 2023		June 30, 2022
	RMB ’000	US$ ’000	RMB ’000	US$ ’000
Revenue	9,171,003	1,269,202	8,568,505	1,185,821
Cost of sales	(7,618,986)	(1,054,414)	(7,207,874)	(997,519)
Gross profit	1,552,017	214,788	1,360,631	188,302
Other operating income, net	136,201	18,849	85,492	11,831
Research and development expenses	(406,047)	(56,194)	(408,481)	(56,531)
Selling, general and administrative expenses	(894,485)	(123,790)	(749,604)	(103,740)
Operating profit	387,686	53,653	288,038	39,862
Finance costs	(53,642)	(7,424)	(55,231)	(7,644)
Share of results of associates and joint ventures	29,626	4,100	(30,942)	(4,282)
Profit before tax	363,670	50,329	201,865	27,936
Income tax expense	(110,627)	(15,310)	(56,487)	(7,817)
Profit for the period	253,043	35,019	145,378	20,119
Attributable to:
Equity holders of the Company	178,377	24,686	93,724	12,970
Non-controlling interests	74,666	10,333	51,654	7,149
	253,043	35,019	145,378	20,119
Net earnings per share
- Basic	4.37	0.60	2.29	0.32
- Diluted	4.37	0.60	2.29	0.32
Unit sales	165,793		180,911

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CHINA YUCHAI INTERNATIONAL LIMITED

SELECTED UNAUDITED CONSOLIDATED BALANCE SHEET ITEMS

For the periods ended June 30, 2023 and December 31, 2022

(RMB and US$ amounts expressed in thousands)

	June 30, 2023 (Unaudited)		December 31, 2022 (Audited)
	RMB ’000	US$ ’000	RMB ’000
Cash and bank balances	5,616,231	777,247	4,850,743
Trade and bills receivables	9,049,354	1,252,367	6,792,958
Inventories	4,931,085	682,428	4,937,755
Trade and bills payables	8,002,430	1,107,480	6,919,421
Short-term and long-term loans and borrowings	3,032,581	419,688	2,341,432
Equity attributable to equity holders of the Company	9,230,044	1,277,373	9,008,946

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